UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan St.

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

Annual Report on Form 20-F for the fiscal year ended December 31, 2023

Further to the press release issued by Hub Cyber Security Ltd. (the “Company”) on May 23, 2024 regarding the Company’s receipt of a notice from The Nasdaq Stock Market LLC (“Nasdaq”) indicating the Company’s non-compliance with Nasdaq Listing Rule 5250(c)(1) due to the Company’s delay in filing its Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (the “Annual Report”) with the Securities and Exchange Commission (“SEC”), the Company hereby announces that Nasdaq has determined to grant an exception to enable the Company to regain compliance with the aforesaid rule, subject to the Company’s filing of the Annual Report with the SEC on or before August 19, 2024. If the Company fails to timely regain compliance with the Nasdaq listing rules, the securities of the Company will be subject to delisting from Nasdaq.

The information in this Report on Form 6-K is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: August 2, 2024	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

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